January 19, 2005

Mail Stop 04-09

Steven B. Olgin
Vice President, Chief Operating Officer and Manager
ML Appleton FuturesAccess LLC
c/o Merrill Lynch Alternative Investments LLC
Princeton Corporate Campus
Section 2G
800 Scudders Mill Road
Plainsboro, New Jersey 08536

Re:	ML Appleton FuturesAccess LLC
	Registration Statement on Form 10
      Filed December 20, 2004
	File No. 0-51087

Dear Mr. Olgin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At such time, you will be subject to the reporting requirements under Section 13(a) of the Securities
Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2. Supplementally, please tell us whether this is a mandatory registration of the outstanding class of securities under Section
12(g) of the Securities Exchange Act or whether this is a voluntary filing. If this is voluntary, please tell us the purpose of the registration of this class of securities.

3. We note that you are registering "units" of limited partnership interest, and that the units themselves are divided into four separate classes, each of which pays different amounts of sales commissions and management fees. It appears that you are, in fact, selling four separate classes of securities. Please revise to register separately each class of securities or tell us why you believe it is appropriate to only register units of limited partnership interest.

Item 1: Business
ML Appleton FuturesAccess LLC
Organization Chart, page 1

4. In this organization chart, and elsewhere as appropriate, please revise to clarify Merrill Lynch Alternative Investments LLC`s relationship with other commodity pools.

5. Please revise to clarify how ML & Co. indirectly owns MLAI through
MLIM.

(a) General Development of business
Plan of Operation, page 2

6. Revise this section to disclose ML Appleton`s website address.
If
you do not have a website, provide your manager`s website describing it as such. Further, where appropriate, revise your disclosure to include contact information, including the address and telephone number for the SEC`s Public Reference Room. Refer to Items
101(e)(2)
and (e)(3) of Regulation S-K.

7. In the second paragraph, you state that Merrill Lynch
Alternative
Investments LLC, your manager, is registered with the CFTC as a commodity pool operator and commodity trading advisor and is a member
of the National Futures Association.   We further note your
statement
that the CFTC rules apply to this document and the National
Futures
Association reviewed your offering materials. Supplementally, please inform us of the status of the NFA`s review of ML Appleton FuturesAccess LLC`s offering materials.

8. Supplementally, please provide the staff with a copy of all ML
Appleton private placement offering materials.

9. On a supplemental basis, please provide a detailed analysis regarding the timing of the sales of units in ML Appleton after filing this Form 10, the applicability of the Rule 506 exemption claimed for these sales and the facts underlying your claim to this exemption for prior and ongoing sales.

10. We note your use of the term "fund" throughout this Form 10 and that the manager is registered as an Investment Adviser under the Investment Advisers Act of 1940. Please include disclosure addressing the fact that the pool is not a registered investment company and that unitholders in the pool do not have the protections afforded by the Investment Company Act of 1940.

(a)  General Development of Business, page 2

11. Please clarify whether the fund is obligated to initially transfer investor funds to the Appleton 25% Risk Program. In this regard, we note that the Manager has the discretion to replace Appleton at some unspecified point of time in the future. In addition, please clarify whether Appleton may, absent any breaches of the advisory agreement, be terminated prior to the termination date of the agreement, or December 31, 2014.

(c) Narrative Description of Business
General, page 3

12. In the first sentence you state that you will trade in international futures and forward contracts. At the bottom of page 3 and throughout the remainder of the Form 10 you refer to the trading
program as much more narrow and limited to only OTC forward
currency
contracts and exchange traded currency future contracts on G-7
currencies.   Please revise to clarify, if true, that you will
focus
on international currency forwards and futures. Further, please revise your disclosure where appropriate to define the G-7 currencies.

13. Please revise to clarify your statement that one of your aims is provide diversification into an investment field with a "low degree" of performance correlation. Please revise to clarify in what ways an investment in ML Appleton provides a low degree of correlation and specify the asset classes to which it has a low degree of correlation.

14. Please include disclosure regarding the recommended time horizon for investors in the fund.

The Trading Advisor, pages 3-5

15. Since the Appleton Capital Management has traded using the 25% Risk Program since 1995 and ML Appleton is newly formed with no prior history, please revise to provide a substantial narrative discussion regarding Appleton Capital Management`s prior performance utilizing this trading model. In addition, please provide historical performance information for the 25% Risk Program that Appleton will trade on behalf of ML Appleton.

16. Revise the second full paragraph on page 4 to quantify what you mean by "medium-term" forecasts. In connection with this, please clarify whether medium-term also applies to the time horizon investors should have with respect to an investment in the fund.
17. Please revise to quantify the form and timing for the due notice and opportunity to cure as disclosed on page 5. For example, may either party notify the other orally with no definitive time deadline? Similarly, are there any deadlines on time period allowed to cure such breach?

18. Please provide a break-down of the portion of assets committed to various market sectors by the International Value Program. In addition, please disclose the portion of trades made on exchanges and the portion made off-exchange, with corresponding disclosure indicating the additional risks involved with off-exchange trades.

19. On page 5 you refer to the International Value Program yet throughout your disclosure you state that Appleton Capital
Management
will utilize the 25% Risk Program. Please revise to fully explain the International Value Program or reconcile this inconsistency of listing another trading program.

Use of Proceeds and Cash Management Income
Subscription Proceeds, pages 5-6

20. We note your disclosure at the top of page 6 that Appleton Capital Management intends to trade on a wide range of different futures and forwards markets; however, throughout your disclosure you refer to your Appleton Capital Management speculating on OTC forward currency contracts and exchange traded currency future contracts on various G-7 currencies. Please reconcile your disclosure.

Custody of Assets, pages 6-7

21. We note MLPF&S may invest a portion of ML Appleton`s cash assets in CFTC-eligible investments. Please revise to disclose what portion of the ML Appleton`s U.S. dollar cash assets may be invested in this way. Further, revise to clarify what constitutes "prime foreign government securities."

Description of Current Charges, page 7

22. Please revise to provide a break-even analysis substantially similar to that which is required to be included in a commodity pool disclosure document pursuant to CFTC rules.

MLPF&S - Sales Commission, page 7

23. We note how you determine the amount of sales commissions paid by
Class A unit holders; however, it is not clear why the amount of sales commissions for Classes C, I and D differ. Please revise to explain why these holders bear little or no sales commissions and explain the substantive differences between the three classes of unit holders. For example purposes only, please discuss how you will allocate the management fees, performance fees, brokerage commissions, currency dealer spreads, organizational and offering costs to each class of units. Finally, please explain what you mean by "up to 0.50 %" with respect to the Class I and D holders.

The Trading Advisor - Management Fees (asset-based), page 8
The Trading Advisor - Performance Fees, page 9

24. We note the Manager will receive a portion of these fees payable to your trading advisor, Appleton Capital Management. Revise to disclose the "portion" the manager will receive. If this portion is not fixed, revise to describe how the portion will be calculated or the basis for this portion of the Trading Advisor`s fees.

25. In your footnote on page 9 regarding "New Trading Profit" you make reference to the High Water Mark. Please revise to clarify the timeframe for selecting any preceding Performance Fee Calculation Date. Will the High Water Mark be attributable to the highest NAV reached during a 12, 36, or 60-month rolling period or for the entire life of ML Appleton?

Various Banks and Dealers including Merrill Lynch International
Bank
- Currency (F/X) Dealer Spreads, page 10

26. We note your disclosure on page 13 regarding substantial brokerage commissions and bid-ask spreads on forward currency trades you will pay to Merrill Lynch. Please describe the amount of the bid-ask spread that will increase the price paid by ML Appleton on
forward contracts that you will pay Merrill Lynch.   If you are
unable to determine the spread you will be charged, in greater detail describe how you will determine the pricing spread in favor of MLIB.

27. Please provide estimates for the operating costs and organizational and offering costs as disclosed on page 10.

Conflict of Interest

28. Revise your disclosure to discuss the role, potential
conflicts
for time and competition for assets with ML Appleton FuturesAccess Ltd., a Cayman Islands company, which you refer to in Exhibit
10.02
as the "Offshore fund."

Merrill Lynch-Affiliated Entities, page 11

29. We note your statement that you do believe it is unlikely investors will have recourse personally against Merrill Lynch entities not party to a specific agreement with ML Appleton. Please revise to name these affiliated entities. For example, are you referring to Merrill Lynch & Co., Inc. and Merrill Lynch International & Co. or additional entities?

MLPF&S and MLIB, page 11

30. Please expand your disclosure to provide more guidance as to why other clients of MLPF&S would be likely to receive "better prices" on the same trades that the Fund would make. While it is clear that the existence of other clients trading in the same markets at the same time requires that MLPF&S would have to, in some cases, trade other contracts before the fund`s contracts are traded, it is not clear why the existence of other clients leads to better prices for the other clients.

31. We note your statement that many clients of MLPF&S pay lower brokerage commissions than you pay. It is not clear how you have determined this since the amount of brokerage commissions does not appear to be fixed. Your disclosure only indicates that they will not exceed $15 per round-turn. Please revise to indicate how you have determined that the brokerage commissions paid by ML Appleton will be higher than most other clients of MLPF&S.

32. Please discuss the nature of the "financial incentives" MLPF&S and MLIB have to favor other clients over the fund. In addition, please discuss in what ways these clients will be favored over the fund and the effects of these actions on the fund.

The Manager, page 11

33. Revise your disclosure to provide greater detail regarding conflicts between Merrill Lynch Alternative Investments LLC, ML Appleton and other related pools. For example, we note Merrill Lynch
Alternative Investments LLC, acts as manager to several commodity pools, including other ML FuturesAccess LLCs and as a trading advisor to numerous accounts, all of which compete for Merrill Lynch Alternative Investments LLC`s services.

Other Clients and Business Activities of the Trading Advisor, page
12

34. Please clarify whether any other pools run by the Trading
Advisor
currently directly compete with ML Appleton for positions in the market.

Brokers and Dealers Selected by Trading Advisor, page 12

35. Revise to disclose whether Appleton Capital Management will trade only through non-Merrill Lynch brokers or will trade exclusively through Merrill Lynch brokers or may use any broker.

Item 2: Financial Information, page 16

36. Revise your discussion here or where you deem appropriate to discuss your intended cash flow procedures and whether you commenced
trading on January 1, 2005.   For liquidity purposes, please
describe
how the ML Appleton`s assets are deposited with and held by commodity brokers. Also, please describe how the ML Appleton`s assets may be used as margin and whether ML Appleton currently has a source for short-term borrowings available, and if so, the dollar amounts available.

37. While we note you did not conduct any trades in 2004, if trading has commenced subsequent to January 1, 2005, please revise your disclosure to include for this interim period your current credit exposure. For exchange-traded contracts, if, during the interim period you have credit exposure to a counterparty which is a foreign exchange, which is material: a) state the amount of the exposure and identify the exchange; b) disclose the actual counterparty and the entity holding your funds; and c) describe the settlement procedures.
Although it is your responsibility to determine and disclose all material credit risk exposure, any exposure exceeding 10% of your total assets must be disclosed.

Item 3. Properties, page 16

38. We note your disclosure states that ML Appleton does not own or use any physical properties in the conduct of its business. Supplementally, please clarify the nature of your interest in the Manager`s office space located at 800 Scudders Mill Road, Plainsboro,
New Jersey and whether you pay rent to the Manager to utilize this space or reimburse the Manager`s expenses for the use of this office space.

Item 5.  Directors and Executive Officers, Promoters, and Control
Persons, page 17

39. We note your disclosure that that the Appleton Capital Management holds sole authority for directing ML Appleton`s trading, but that the Operating Agreement effectively gives full control over the management of ML Appleton to the Manager. Please revise your director and executive officer disclosure to discuss the fiduciary duty relationship between the Manager`s board of directors and the ML
Appleton unitholders. Moreover, revise to disclose who will hold the obligation to serve as the principal executive officer and principal financial officer for ML Appleton.

40. Please revise to disclose whether any of the directors of your Manager are independent, and if so, how you determined they were independent.

41. Please revise your director and executive officer disclosure to reflect the term of office for each officer and director of the Manager. Refer to Item 401(a) of Regulation S-K.

42. In light of your disclosure, on page 4, that the Head of Trading of Appleton reserves the right to overturn the Trading Model, please consider including this individual as an executive officer of the Trading Advisor or tell us why you believe this individual is not an executive officer or a "significant employee" as defined by Item 401(c) of Regulation S-K.

43. We refer to your statement on page 18 that the Manager acts as a
General Partner to three public commodity pools. Please confirm that this is the complete list of public commodity pools managed by MLAI.
We note, for example, that you have not listed ML Select Futures I, of which MLAI serves as the General Partner. Please revise or advise.

Item 7: Certain Relationships and Related Transactions, page 20

44. We note your disclosure that none of the fees you pay to any Merrill Lynch party were negotiated and that the fees you will pay Merrill Lynch are higher than would have been obtained through arm`s length negotiations. Please revise to describe generally how the amounts of these fees were determined and how much higher these fees are than would have been obtained from an independent third party.

Item 11. Description of Registrant`s Securities to be Registered, page 22
(a)(1)(iv) Redemption Provisions, page 23

45. We note your discussion of redemption procedures and Article
III
of the Operating Agreement.   Please revise to describe both
mandatory and optional redemptions.

46. Please disclose whether a unitholder will have the ability to withdraw his/her redemption request after it is submitted. If so, please discuss the procedures the unitholder will have to follow in order to withdraw the redemption request. If not, please revise to make clear that unitholders are irrevocably bound once they execute a redemption request.

47. We note that Section 3.02(c) of the operating agreement refers to the manager causing the fund to distribute to redeeming investors which appear to imply that all timely redemption requests will be honored. Please revise, with a view toward disclosure, whether any limitation exists on the number of units that may be redeemed over any specific period or whether the fund is required to honor all validly made redemption requests.

48. We note your statement that payment will be distributed approximately ten business days after the effective date of the redemption, but there is no assurance of the timing of such payment.
Please advise us, with a view toward disclosure, how long the manager may withhold payment and whether redemption may be granted but payment withheld indefinitely.

49. Please disclose the circumstances, if any, under which a redemption request will be rejected.

50. Please disclose how unitholders will be notified of any amendment to the terms, suspension or termination of the redemption program.

(a)(1)(v), page 23

51. We note your disclosure regarding what members of ML Appleton may vote on and that the Manager may amend the Operating Agreement in any way that is not adverse to the unitholders. Please revise to clarify material matters or rights for which the Manager may modify, but for which unitholders are not entitled to vote.

(a)(1)(vii), page 23

52. We note your discussion of the termination of ML Appleton on page
5. Please revise your disclosure here to describe the provisions for liquidation distributions upon termination or dissolution of ML Appleton, as described in the operating agreement. Further, clarify how the distribution will be effected in accordance with the DLLCA.

(a)(1)(ix), page 23

53. Please disclose whether ML Appleton will be subject to any liabilities that may arise on behalf of the affiliated ML
FuturesAccess LLCs or other pools managed by your manager, therefore placing your unitholders` capital at risk. We note your manager`s officers and directors serve as officers and directors to multiple managed commodity pools and other potential funds.

Item 15. Financial Statements and Exhibits
General

54. Include financial statements of ML_Appleton Futureaccess LLC
(the
"Fund") that conform to the requirements of Article 3 of Regulation
S-X. If omitted, include a statement in the filing that, if true, the
Fund has no, or has nominal, assets or liabilities and describe any contingent liabilities and commitments of the Fund in sufficient detail.

55. The disclosure on page 10 indicates that the Fund will reimburse the Manager for the Fund`s organizational and offering costs from the proceeds of the issuance of the Fund`s units. It also states that these costs must be deducted from net asset value for financial reporting purposes. The financial statements of the Fund should reflect the organizational costs incurred on its behalf as an expense with a corresponding liability. Refer to SOP 98-5 and SAB 1B. Also the financial statements of the Fund should reflect the deferred offering costs and corresponding liability. If the organizational costs are immaterial, include a statement to that effect in the filing.

Merrill Lynch Alternative Investments LLC (the "Manager")

Balance Sheet, page F-2

56. We note that the Manager`s balance sheet is as of the 26th of December. Is this its fiscal year end? If not, revise to include an audited balance sheet of the Manager as of the end of the most recent fiscal year.

57. Please update the financial statements of the Manager in your next amendment to the Registration Statement. It should be no more than six months old.

58. Refer to page F-4. Reconcile the $120.5 million excess cash you disclosed in Note 1 to the $91.4 million of due from affiliates you presented on the face of the balance sheet and advise us.

59. In light of the significance of the receivable from ML &Co.
and
MLIM and since they are affiliates, provide the audited balance sheet of these affiliates in your next amendment to the Registration Statement. If the affiliated companies are currently reporting companies with the Commission, include a statement to that effect in the filing in lieu of presenting their separate audited balance sheets.

Organization and Significant Accounting Policies, page F-2

Investments in Affiliated Partnerships, page F-3

60. We note that MLAI is the sole general partner of the affiliated partnerships. Explain to us how MLAI considered the guidance in SOP
78-9 or any other GAAP literature that it applied to these investments, and revise the note as appropriate.

Interim Period

61. Please revise the interim period balance sheet to comply with the above comments, as appropriate.

Exhibits

62. In your next amendment, please file your Customer Agreement with
MLPF&S, Inc. listed as Exhibit 10.01. The staff will need adequate time to review this document.


*  *  *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.







	You may contact Andrew Mew at (202) 942-2913 or Jorge
Bonilla,
reviewing staff accountant, at (202) 942-1993 if you have
questions
regarding comments on the financial statements and related
matters.
Please contact Neil Miller at (202) 942-1851 or me at (202) 942-
1960
with any other questions.


Sincerely,



Owen Pinkerton
Senior Counsel

cc:	David R. Sawyier, Esq. (via facsimile)
      Sidley Austin Brown & Wood
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ML Appleton FuturesAccess LLC
January 19, 2005
Page 1